SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                      --             --


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No X
                               --              --


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.



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                     [ GENEYSY CONFERENCING GRAPHIC OMITTED]


        Genesys Conferencing Enables Lufthansa to Improve Communications

  Conferencing Solutions Seen as a Tool to Improve Productivity and Reduce Cost

Denver, Colorado and Montpellier, France -August 8, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, has signed an agreement with Lufthansa AG to enhance its communication efforts by enabling employees and their subsidiaries to communicate globally with Genesys Conferencing solutions.

The agreement calls for the use of Genesys Meeting Center, the world's first collaboration platform that fully integrates audio, video and web conferencing, accessible on demand through the Internet. Lufthansa employees now have access to a virtual conference room, 24x7 for communication and collaboration across different locations. Lufthansa will also be utilizing operator-attended audio conferencing services from Genesys for investor relations calls and other large high-profile communications outreach.

 "This agreement is of highest importance, both for our company and for the market, said Thomas Kaleia, Managing Director for Genesys Conferencing in Germany. "After the launch of Genesys Meeting Center in Germany in April this year, the realized volume here alone is considered as a breakthrough for self-driven conferences. Genesys Meeting Center continues its global success, allowing companies to improve productivity and collaboration efforts without any geographical boundaries."

Lufthansa officials see a tremendous value in Genesys Conferencing solutions, citing conferencing as cost-effective business tool. Genesys Conferencing offers a complete portfolio of solutions- from real-time, collaborative conferencing services to events and managed solutions.

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com

Contacts:

Genesys Conferencing
Paul Joyal
Direct Line: 781-761-6231
paul.joyal@genesys.com

Geoffrey Riggs
Direct Line: +33 (0)4.99.13.25.52
geoffrey.riggs@genesys.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 9, 2002

                               GENESYS SA


                               By: /s/ Francois Legros
                                   --------------------------------------------
                                    Name:  Francois Legros
                                    Title: Chairman and Chief Executive Officer